SONFIELD & SONFIELD
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056
                              Tel: (713) 877-8333
                              Fax: (713) 877-1547
                                www.sonfield.com

                            Robert L. Sonfield, Jr.
                              robert@sonfield.com

February 3, 2006

Mail Stop 4561

Mr. Hugh Fuller
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Exobox Technologies Corporation
                  Amendment No 1 to Registration Statement on Form 10-SB Filed February 3, 2006
                  File No. 0-51689

Dear Mr. Fuller:

         Thank you for reminding us that the Form 10-SB will go effective 60 days from the date of filing as provided by Exchange Act Section 12(g). In order to avoid the confusing situation of becoming effective by the lapse of time without clearing the staff's comments, we are filing this Amendment No. 1 on the date you specified in order to provide adequate time for your further review prior to the automatic effective date.

         We have enclosed three copies of Amendment No. 1 to the Registration Statement marked to show changes from the original filing in order to expedite your review.

Form 10-SB
General Comments

     1. The registrant included the references to the statuary safe harbor of
Section 27A of the Securities Act and Section 21E of the Exchange Act because we believe that the registration statement speaks as of the effective date when the registrant becomes a 12(g) registered company and the common stock, as currently trading, is not a "penny stock." However, prior to the effective date, the company undertakes to omit the statutory references from its press releases.

Business

     2. The address of the company's website has been included in response to your comment.

History and Organization
Business Strategy

     3. This section has been revised to include a complete corporate history of all three non-reporting constituent entities to the reverse triangular merger. The three are Jin Pin, Inc., the Nevada "blank check" or "shell" company which changed its name to Exobox Technologies Corp., its wholly owned Delaware merger sub, TMI Acquisition Corp., and Exobox Technologies Corp., a Delaware corporation. Immediately after TMI merged with and into Exobox Delaware, Exobox Delaware merged with and into its corporate parent, Exobox Nevada, causing Exobox to change its corporate domicile from Delaware to Nevada.

     In addition to the above description, we also have included in the discussion terms of the merger, the price paid and how it was determined, the number of record holders of each and the business purpose.

     4. We have revised our business discussion to clarify the current development of our technology with full disclosure so the investor can understand our business balanced against the need to maintain confidentiality of certain aspects of our intellectual property.

     5. We have expanded our Management Discussion and Analysis to include a plan of operations that includes the derivation of the $3,000,000 amount; see also item 10.

     6. The term CRC has been defined at its first usage in the form 10-SB.

7. The description of the product has been expanded to include the results of the evaluations.

     8. Support for the claims has been included in the product description.

     9. We included a caption "consultants" under which we included a description of MCC and their compensatory arrangements.

Management's Discussion and Analysis
General

     10. We have added discussion to comply with Item 303(a) of Regulation S-B.

Results of Operations

     11. The discussion has been expanded.

Liquidity and Capital Resources

     12  The amount has been amended to show working capital of $784,543.

     13. The filing has been revised under the heading "Liquidity and Capital Resources" subsection of the MD&A to describe the principal terms of the PIPE financing including the identity of the purchaser of the convertible preferred stock. This financing was not for the purpose of paying for the development of the company's product by OSR. The OSR fees are being paid from the proceeds of the private placement of Series B Convertible Preferred Stock.

Item 5 Directors Executive Officers, Promotors and Control Persons

     14. Table added to show specific employers for the past five (5) years.

Executive Compensation

     15. We have added a compensation table that complies with Item 402(b) of Regulation S-B.

     16. We have revised this section to describe the material terms of the employment agreements and have included each as an exhibit.

Recent Sales of Unregistered Securities

     17. This section has been revised to describe the three sales of unregistered securities within the past three years as well as the exemption relied on and the facts that establish the exemption.

Financial Statements
General

      18. We agree with the Staff's observation that the transaction between Exobox and Exobox Delaware represents, for accounting purposes, a recapitalization of Exobox Delaware, rather than a business combination. As a result, we have removed the historical financial statements of Exobox (formerly JinPin, Inc.) and the pro forma financial statements from the registration statement. We have also made changes to the footnotes of Exobox Delaware to clarify that the transaction was accounted for as a recapitalization.

     19. Regarding preferred share rights, the Series A and Series B preferred shares possess the same voting rights as common stockholders. The Series A and Series B preferred shares possess terms that pay no dividends and are not redeemable.

     Prior to the re-capitalization, Exobox (formerly Jin Pin, Inc.) had 10,867,500 common shares outstanding. As part of the re-capitalization, Exobox issued 3,513,825 shares of Exobox convertible preferred stock (2,392,915 shares of Series A convertible preferred stock and 1,120,910 shares of Series B convertible preferred stock) to the shareholders of Exobox Delaware in exchange for 100% of the outstanding common stock of Exobox Delaware. Subsequent to the re-capitalization, the former shareholders of Exobox Delaware held 100% of the outstanding Series A and Series B preferred shares. The preferred shares are convertible after a 12 month period into shares of Exobox common stock, with the conversion allowing for as much as a 92% holding in Exobox common stock, resulting in the shareholders of Exobox Delaware owning a majority interest in Exobox. Based on this conversion rate and assuming common shares outstanding prior to conversion were 10,867,500 and assuming the 20,000 Series C preferred shares were issued and outstanding, the Series A and Series B preferred shares would convert into approximately 333,270,000 shares of common stock. Please see attached example calculation schedule.

     Due to the fact that the preferred shares vote on an as converted basis and the former shareholders of Exobox Delaware held 100% of the preferred shares that convert into a majority interest, Exobox concluded that Exobox Delaware is the accounting acquirer.

Financial Statements for the interim period ended October 31, 2005 Statement of Expenses

     20. The net loss per common share has been recalculated for the following periods with the corrected numbers reflected in the revised interim financial statements.

a. Inception to October 31, 2005 - 4,506,205 weighted average common shares with a net loss per common share of $0.08.
   i.  Inception to December 2003 reflected 3,128,342 common shares outstanding.
   ii. December 2003 to September 2005 reflected 5,000,000 common shares outstanding.
   iii.September 2005 to October 2005 reflected 10,867,500 common shares outstanding.
b. Three months ended October 31, 2005 - 7,933,750 weighted average common shares with a net loss per common share of $0.02.

Notes to Financial Statements
Note 3 - Patents

      21. The Company assessed the recoverability of the patent asset following the guidance in SFAS 142. The Company estimated the fair value of the patent-pending technology using forecasted cash flows, discounted at a rate commensurate with the risk (estimated at 18%). Based on the cash flow analysis, there is no impairment. In addition, we have added disclosure to the financial statements to describe the annual impairment analysis required by SFAS 142.


Note 4 - Preferred Stock and Common Stock

     22. We have amended our disclosure in Note 4 to better clarify the conversion features of the preferred shares.

     23. The following describes our EITF 00-19 and derivative analysis of the conversion feature of the preferred shares issued as part of the reverse merger and with the "Units" and the warrants issued as part of the "Units:"

         Convertible Preferred Shares: We analyzed the convertible preferred shares to determine if there was an embedded derivative that required separate accounting under Paragraph 12 of SFAS No. 133. We believe the conversion feature of the preferred shares should not be separately accounted for as an embedded derivative because the conversion feature is "clearly and closely related" to the economic characteristics and risks of the host contract, as described in Paragraph 12(a) of SFAS No.
         133. In making this determination, we followed the guidance provided in Appendix A of SFAS No. 133 (paragraph 61(l)) to determine whether the terms of the preferred shares would suggest that the shares are more akin to equity or debt. Since the convertible preferred Series A and B shares each have equal voting rights to the common shares, do not pay dividends and are not redeemable, we concluded that the shares are more akin to equity than debt. As a result, no bifurcation is required.

         Warrants: We evaluated the warrants issued in connection with the "Units" to determine whether they meet the definition of a derivative under SFAS No. 133, and if so, whether they meet the scope exception in paragraph 11 of SFAS 133. The warrants do not meet the definition of a derivative under paragraph 6(c) as its terms do not require or permit net settlement and it can't be readily settled net by a means outside the contract. The warrants also meet the scope exception under paragraph 11(a). We further evaluated whether the warrants should be accounted for as an equity instrument or a liability under paragraphs 12-32 of EITF 00-19. The warrants are "plain vanilla" with no unusual terms and no requirement to settle in cash if certain events occurred. The warrants did not meet any of the conditions in paragraphs 12- 32 of EITF 00-19 to be recorded as a liability. As a result, the warrants are appropriately accounted for as equity instruments.

Other Matters

         The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the information statement;

o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours very truly,

/s/Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo

Exobox Technologies Corp. (a Nevada corporation)
Preferred Stock Conversion Features
Per Amended and Restated Articles of Incorporation for JinPin, Inc. (subsequently Exobox Technologies Corp. a Nevada corporation)

                                                                                          Potential
                                                                       % ownership        Conversion      Common shares
                                                                     ----------------- ----------------- -----------------
Common shares (original shareholders)                                         3.0000%                         10,867,500

Preferred shares
                                                                                                            convertible to 68.1% of
     Series A                2,392,915                94.84535            62.6520000%      226,956,870      Series A & B total
                                                                                                            convertible common
                                                                                                            shares.

                                                                                                            convertible to 31.9% of
     Series B                1,231,060                86.35902            29.3480000%      106,313,130      Series A & B total
                                                                                                            convertible
                                                                                                            common shares.

                                                                                                            convertible to
     Series C                     20,000             905.62500             5.0000000%       18,112,500      5.1546391% of common
                                                                                                            shares outstanding
                                                                                                            assuming all preferred
                                                                                                            shares converted.
                       -----------------------                       -----------------
                                                                          97.0000000%                        351,382,500
                                                                                                             convertible to 97% of
                                                                                                             common shares
                                                                                                             outstanding

                                                                     -----------------                   -----------------
Total potential common shares                                                    100%                        362,250,000
                                                                     =================                   =================


                                                                                                62.652%
                                                                                                29.348%
                                                                                       -----------------
                                                Total A&B Percentage                            92.000%
                                                                                       =================

                                                Total C Percentage                               5.000%
                                                                                       =================

